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Exhibit 99.3 Press Release



PRESS RELEASE
March 26, 1999

                              For further information contact:
                              David M. Bradley
                              Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                              825 Central Avenue
                              Fort Dodge, Iowa 50501
                              515-576-7531

                   NORTH CENTRAL BANCSHARES, INC. ANNOUNCES
                           STOCK REPURCHASE PROGRAM

Fort Dodge, Iowa, March 26, 1999 - North Central Bancshares, Inc. (Nasdaq:
"FFFD") (the "Company"), the holding company for First Federal Savings Bank of Iowa, announced that it will commence a stock repurchase program beginning on or about three business days after the release of the Company's first quarter earnings for 1999. The program authorizes the Company to repurchase up to 5.1% or 150,000 shares of its 2,957,242 outstanding shares of common stock during the next twelve months. The repurchases will be made from time to time, in open market transactions, at the discretion of management.

North Central Bancshares, Inc., with over $335 million in assets, is the holding company for First Federal Savings Bank of Iowa, a federally chartered stock savings bank. First Federal is a community-oriented institution serving Iowa through 7 full service locations in Fort Dodge, Nevada, Ames, Burlington and Mt. Pleasant, Iowa. First Federal's deposits are insured by the Federal Deposit Insurance Corporation.